UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission file number 0-27848

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X] Form 10-Q [ ] Form 10D

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  September 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________

PART I

REGISTRANT INFORMATION

Biofield Corp.

 (Full name of registrant)

N/A

(Former name if applicable)

King Of Prussia Business Center, Suite C,

1019 West Ninth Avenue

(Address of principal executive office (street and number))

King of Prussia, PA 19406

(City, state and zip code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof  will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report for Quarterly Period ended September 30, 2007 in a timely manner because the Registrant is not able to complete its financial statements without unreasonable effort or expense.

The Registrant recently completed and filed on October 23, 2007 its last Annual Report for Fiscal Year Ended December 31, 2006.  With the completion of its last Annual Report, the Registrant is proceeding to complete and file each of its outstanding Quarterly Reports for 2007, including its Quarterly Report of the Quarterly Period ended September 30, 2007, on or before the fifth calendar day following the prescribed due date for the Quarterly Report of the Quarterly Period ended September 30, 2007.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Repko	(215)	972-1717
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [X]

The Registrant’s Annual Report for Fiscal Year ended December 31, 2006 on Form 10-KSB was belatedly filed on October 23, 2007.  Now that the last Annual Report has been completed and filed, the Registrant is proceeding to file its belated Quarterly Reports for Quarterly Periods Ended March 31, 2007 and June 30, 2007 as well as for the subject Quarterly Reports for Quarterly Period Ended September 30, 2007, on or before the fifth calendar day following the prescribed due date for the Quarterly Report of the Quarterly Period ended September 30, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Biofield Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2007	By:	/s/ Michael J. Antonoplos
Name: Michael J. Antonoplos
Title: Chief Executive Officer

Date: October 31, 2007	By:	/s/ Joseph Repko
Name: Joseph Repko
Title: Chief Financial Officer